

LARRAINVIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68452

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LarrainVial Securities US LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 – 3rd Floor

(No. and Street)

Las Condes, Santiago	Region Metropolitana, Chile	0177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Portnoff, FinOp	212-751-4422	dportnoff@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

KPMG Auditors Consultores SpA.

(Name – if individual, state last, first, middle name)

Avda, Isidora Goyenechea 3520, 2nd floor Las Condes, Santiago	RM, Chile	7550071
(Address)	(City)	(State)	(Zip Code)

06/02/2004	1273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larrain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LarrainVial Securities US LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CEO

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.***

FERNANDO CELIS URRUTIA Notario Público 2ª Notaría Providencia



LARRAINVIAL SECURITIES US LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Notes to the Financial Statement



Report of Independent Registered Public Accounting Firm

To the Members of
   Larrain Vial Securities US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG

KPMG Auditores Consultores SpA

We have served as the Company's auditor since 2012.

Santiago, Chile

February 25, 2022

Santiago
Isidora Goyenechea 3520
Piso 2, Las Condes
+56 2 2997 1000
contacto@kpmg.com



LARRAINVIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2021

Assets	**US$**
Cash	372,052
Receivable from clearing broker	2,400,497
Right of use asset	39,232
Other assets	349,207
Total assets	3,160,988

Liabilities and Member's Equity

Accrued expenses	473,213
Due to affiliate	76,116
Lease liability	45,404
Security deposit payable	107,982
Non-income based taxes payable	3,863
Other liabilities	10,267
Total liabilities	716,845
Member's equity	2,444,143
Total liabilities and member's equity	3,160,988

See accompanying notes to this financial statement.

2



1. **Organization**

   LarrainVial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement.

   The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities in Chile. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity as a broker dealer on November 1, 2010.

   The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB. The Company also transacts in foreign exchange spot contracts, and non-deliverable foreign exchange forward transactions.

   The Company is a subsidiary of Larraín Vial SpA ("LVSA" or "the Parent") a Chilean investing private company, which is the sole member of the Company.

2. **Summary of Significant Accounting Policies**

   (a) **Use of Estimates and Basis of Preparation**

   The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

   (b) **Right of Use Assets**

   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.



2. **Summary of Significant Accounting Policies, Continued**

(b) **Right of Use Assets, Continued**

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

(c) **Rentals under Right of Use Assets**

The Company subleased a portion of its office space to a tenant through November 2021 when the lease expired.

(d) **Property, Equipment and Depreciation**

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2021, all assets were operational and fully amortized.



2. **Summary of Significant Accounting Policies, Continued**

(d) **Property, Equipment and Depreciation, Continued**

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2021 is as follows:

		Estimated Useful Lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	122,253	5 years
	180,830	
Less accumulated depreciation (*)	(180,830)	
	0	

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary.

(e) **Credit Losses**

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified receivables from institutional customers and affiliates as in scope. The Company concluded that an allowance for credit losses was not required is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework.

2. **Summary of Significant Accounting Policies, Continued**

(e) **Credit Losses, Continued**

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

3. **Cash**

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

4. **Off Balance Sheet Risk and Transactions with Customers**

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2021.

5. **Leases**

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified the lease as operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.



5.   **Leases, Continued**

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:

Operating lease:

	US$
Operating lease ROU asset	39,232
Operating lease liability	45,404

Amounts disclosed for the ROU asset obtained in exchange for lease obligations and reductions to the ROU asset resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of the ROU asset resulting from new leases, lease modifications or reassessments.

Maturities of the lease liability under a noncancellable operating lease as of December 31, 2021 was as follows:

Year Ending December 31,	US$
2022	45,783
Total undiscounted lease payments	45,783
Less imputted interest	(379)
Total lease liabilities	45,404

6.   **Income Taxes**

The Company is subject to income taxes at the U.S. federal, state and municipal level and has elected to file as a taxable C-corporation. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimates where necessary. In the context of deferred tax assets, the deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized in future years.

For the Company, a deferred tax asset has been recognized based on the Company's operating loss carryforwards and its deductible temporary differences. However, the deferred tax assets have been reduced by a valuation allowance to the amount management considers to be more likely than not to be realized. The firm does not expect to make enough profits to utilize these attributes in future years, thus the deferred tax assets have been reduced by a valuation allowance to the amount supported by reversing taxable temporary differences. In the estimation of management, the likelihood that its operating loss carryforwards can be utilized in the future is not likely.



6.   **Income Taxes, Continued**

At December 31, 2021, the Company has a net operating loss carryforward ("NOL") of approximately $9,750,000 for U.S. federal income tax purposes of which $1,269,000 can be carried forward indefinitely while the remaining balance will expire between 2034 and 2037 and $10,079,000 and $9,729,000 of NOLs for New York State and New York City income tax purposes, respectively, expiring between 2034 and 2041.

The NOLs and temporary differences created a deferred tax asset of approximately $3,387,000 as of December 31, 2021. The Company recorded a valuation allowance of $3,387,000 due to the uncertainty of realizing the future tax benefit. The valuation allowance decreased by $54,000 from $3,441,000 at December 31, 2020 to $3,387,000 at December 31, 2021.

The Company's federal, state and municipal current and deferred income tax expense was zero and differs from the amount that would result from applying the federal statutory rate of 21 percent during the year ended December 31, 2021 due primarily to the effect of the change in the valuation allowance.

The Company recognized non-income-based minimum taxes within other general and administrative expenses for the year ended December 31, 2021 because of current year taxable losses.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets at December 31, 2021 are as follows:

Operating loss carryforwards	3,177,038
Accrued expenses	132,892
Property and equipment	74,839
Deferred rent receivable	1,996
Total deferred tax assets	3,386,765
Valuation allowance	(3,386,765)
	0

The Company is subject to routine examinations by taxing jurisdictions (i.e. US federal, NY State and NY City); however, there are currently no audits for any tax periods in progress. The Company's income tax returns may be examined by the taxing authorities for up to three years after their filing. Management believes it is no longer subject to income tax examinations for years prior to 2018.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. As of December 31, 2021, the Company does not have any unrecognized tax benefits.





FERNANDO CELIS URRUTIA Notario Público 2° Notaría Providencia

7. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternate method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At December 31, 2021, the Company had net capital of $2,085,953 which was $1,835,953 in excess of the amount required to be maintained.

The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

8. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with LVCB. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on actual costs attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. The Company also provides advisory services to related parties relating to fixed income securities transactions. As of December 31, 2021, the Company had a payable of $72,289 which is included as due to affiliates in the statement of financial condition.

LVS has an agreement with Larrain Vial Investment Inc ("LV Investment") to provide administrative and staff services requested by LV Investment. LVS is compensated for services provided on the basis of cost plus a 10% margin. As of December 31, 2021, the Company had a payable of $3,827 which is included as due to affiliates in the statement of financial condition.

LVS had an agreement with Larrain Vial Asset Management Administradora General de Fondos S.A. ("LVAM") to provide financial advisory services. LVS was compensated for services at a fixed monthly fee through August,2021. As of December 31, 2021, the Company had no outstanding balance. The agreement was terminated August 2021.

9. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

AUTORIZACION NOTARIAL AL DORSO

LARRAINVIAL SECURITIES US LLC

Notes to the Financial Statement
December 31, 2021

10. Risks and Uncertainties

COVID-19 continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. Subsequent Events

The Company has evaluated subsequent events through February 25, 2022 the date these financial statements were available to be issued.

Carrillo

CERTIFICO QUE EL PRESENTE LEGAJO DE FOTOCOPIAS QUE CONSTA DE 14 HOJAS SE ENCUENTRA CONFORME CON EL DOCUMENTO QUE HE TENIDO A LA VISTA Y QUE DEVUELVO AL INTERESADO.

25 FEB 2022

FERNANDO CELIS URRUTIA
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